FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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TELMEX ANNOUNCES SHAREHOLDER APPROVAL OF SPIN-OFF

Mexico City, December 21, 2007. Teléfonos de México, S.A.B. de C.V. (TELMEX) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) announced today that, as part of its strategic initiative to divide TELMEX into two separate companies through the spin-off of all its Latin American and yellow pages businesses to a new independent holding company to be called TELMEX Internacional, S.A.B. de C.V. ("TELMEX Internacional"), its shareholders today approved the spin-off at a shareholders meeting. A summary of the shareholders resolution approving the spin-off has been furnished to Bolsa Mexicana de Valores, S.A. de C.V. and the U.S. Securities and Exchange Commission.

TELMEX expects that the spin-off will become effective and further expects that the shares of TELMEX Internacional will be delivered to TELMEX shareholders in 2008.

TELMEX also expects that the shares of TELMEX Internacional will be listed on the Mexican Stock Exchange and, in the form of American Depository Shares, on a securities exchange in the United States.

TELMEX is the leading telecommunications company in Mexico. TELMEX and its subsidiaries provide a wide range of telecommunications services, data and video transmission and Internet access, as well as integrated telecommunications solutions to its corporate customers. Additionally, it offers telecommunications services through its international subsidiaries in Argentina, Brazil, Chile, Colombia, Ecuador and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 21, 2007.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: __________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A.B. de C.V. - TELMEX ANNOUNCES SHAREHOLDER APPROVAL OF SPIN-OFF